Cruzani, Inc.

3500 Lennox Road, Suite 1500

Atlanta, Georgia 30326

(404) 419-2253

October 5, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cruzani, Inc. f/k/a US Highland, Inc.- Registration Statement on Form S-1 (File No. 333-227438)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-227438) filed by Cruzani, Inc. with the Securities and Exchange Commission on September 20, 2018:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Everett M. Dickson at (404) 419-2253.

Very truly yours,

CRUZANI, INC.

/s/ Everett M. Dickson
Everett M. Dickson
Chief Executive Officer